SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2010
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated May 5, 2010

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com
Trinity Biotech closes deal to sell its worldwide
Coagulation business line to Stago
DUBLIN, Ireland (May 5, 2010)... Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced that it had closed its deal to dispose of its coagulation business to the Stago Group.
Trinity Biotech has sold its worldwide Coagulation business to the Stago Group for $90m of which $67.5m was paid on closing. A further $11.25m will be paid on the first anniversary of closing and the remaining $11.25m on the second anniversary of closing. No conditions or earnout provisions will apply to this deferred element of the consideration which is supported by a bank guarantee. A further $4m will be released to working capital following the collection of existing accounts receivables. Trinity has used the first tranche of the proceeds to repay all of its bank debts and to boost its cash reserves to in excess of $45m.
In total, 320 Trinity employees have transferred to Stago and all their contractual rights and benefits under their existing employment arrangements will be honoured. Stago will continue manufacturing coagulation reagents in Bray, Ireland and will invest in upgrading this facility. They have also taken over Trinity’s manufacturing facility in Germany where they will manufacture the Destiny range of instruments. In addition, a number of Trinity sales and marketing personnel in the USA, UK, Germany and France have transferred to Stago. All active contracts with customers and distributors have been assigned to Stago under their existing terms and arrangements.
Given that coagulation revenues had been decreasing over the past number of years it was felt that the price, which represents over 100% of Trinity’s average market capitalisation over the 3 months prior to the deal, was a good one and represented excellent shareholder value. Following the transaction, which will reduce revenues by approximately 40%, Trinity expects annualised revenues to be $72m whilst EPS will continue to be 90% to 100% of existing levels (51-57 cent EPS).
Trinity will now concentrate on developing its point-of-care business (POC) where the focus will be on Infectious Diseases, HbA1c and Coagulation, which all have double digit growth rates and each have a market size exceeding $300m.
Infectious diseases POC
Our concentration will be on developing qualitative tests in the sexually transmitted disease, enteric and respiratory fields utilising lateral flow technology for which we hold the requisite licences. We are well experienced in this area and currently have in excess of 20% of the HIV POC market worldwide.
Following the announcement of this transaction we significantly increased our point-of-care R&D activity in Ireland and have opened a new point-of-care R&D facility in our Carlsbad, San Diego facility.

HbA1c POC
Our Tri-stat Diabetes HbA1c rapid system has been FDA approved and is currently awaiting a CLIA waiver. The combination of Tri-stat and the new PDX instrument positions us strongly in this high growth market.
Coagulation POC
Under our agreement with the Stago Group we are free to participate in the POC segment of the coagulation market. We intend to develop a range of coagulation tests and will immediately commence the development of a lateral flow assay for D-dimer.
Ronan O’Caoimh, CEO of Trinity Biotech stated “We are very pleased to announce that we have closed the deal to sell our worldwide coagulation business to Stago from a number of perspectives
•	we believe that the price of $90m represents excellent value for our shareholders;

•	we have now eliminated all bank debt and have moved from a net debt position of $1 per share to a positive cash position of $3.50 per share;

•	we will continue to be strongly profitable and will earn at least 51 cent per share in the next 12 months; and

•	we now have the resources to aggressively implement our point of care business development strategy.
We would also like to wish Stago and their many new employees every success in the future.”
Quarter 1 2010 results
The Company has scheduled a conference call for today, Tuesday, May 11, 2010, at 11:00am EDT (4:00pm BST) to discuss the results of the quarter.
Interested parties can access the call by dialing:

USA:	1-877-317-6789
International:	1-412-317-6789
Conference ID #:	440022
A simultaneous webcast of the call can be accessed at:
http://www.videonewswire.com/event.asp?id=68423
A replay of the call can be accessed until May 17, 2010 by dialing:

USA:	1-877-344-7529
International:	1-412-317-0088
Conference ID #:	440022
The webcast of the call will be available for 30 days at:
http://www.videonewswire.com/event.asp?id=68423
Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and blood coagulation disorders, and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: May 6, 2010.